UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

current report
pursuant to section 13 or 15(D)
of the securities exchange act of 1934

Date of Report (Date of earliest event reported): January 16, 2026

Bayview Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41890	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

420 Lexington Ave, Suite 2446

New York, NY 10170

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code (347) 627-0058

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	BAYAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	BAYA	The Nasdaq Stock Market LLC
Rights, each right entitling the holder thereof to one-tenth of one ordinary share	BAYAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

As previously disclosed, on June 7, 2024, Bayview Acquisition Corp, a Cayman Islands exempted company (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Oabay Holding Company, a Cayman Islands exempted company limited by shares (“PubCo”), Oabay Inc., a Cayman Islands exempted company limited by shares, Bayview Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo, Bayview Merger Sub 2, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo, Oabay Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo, BLAFC Limited, a business company limited by shares in the British Virgin Islands, Bayview Holding LP, a Delaware limited partnership, and Peace Investment Holdings Limited, a Delaware limited partnership.

On June 26, 2024, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement pursuant to which, among other things, the parties agreed to revise the earnout milestones to reflect new consolidated revenue metrics. On May 14, 2025, the parties to the Merger Agreement entered into Amendment No. 2 to the Merger Agreement pursuant to which the parties agreed to realign the sequence of the transactions contemplated by the Merger Agreement.

On January 21, 2026, the parties to the Merger Agreement entered into Amendment No. 3 to the Merger Agreement (the “Third Amendment”), pursuant to which the Outside Closing Date (as defined in the Merger Agreement) was extended to June 15, 2026.

The foregoing summary of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the Third Amendment, a copy of which is filed as Exhibit 2.1 and is incorporated by reference herein.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 16, 2026, the Company received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company is not in compliance with Nasdaq Listing Rules 5450(b)(2)(C), 5810(c)(3)(D), 5810(b), and 5505 (collectively, the “MVPHS Rules”), which requires the Company to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $15.0 million. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Notice states that the Company has 180 calendar days, or until July 15, 2026, to regain compliance with the MVPHS Rules. To regain compliance, the Company’s MVPHS must close at $15.0 million or more for a minimum of ten consecutive business days during the 180-day compliance period ending on July 15, 2026. In the event the Company does not regain compliance with the MVPHS Rules prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. At that time, the Company will have the opportunity to appeal the decision to a Nasdaq Hearing Panel. The Company intends to monitor its MVPHS and consider its available options to regain compliance with the MVPHS Rules.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements are subject to certain risks and uncertainties that may cause the Company’s actual results to differ from the expectations expressed in the forward-looking statements. There can be no assurance that the Company will achieve such expectations, including regaining compliance with the MVPHS Rules during any compliance period or in the future, otherwise meeting Nasdaq compliance standards, being granted by Nasdaq any relief from delisting as necessary, or ultimately meeting applicable Nasdaq requirements for any such relief. The forward-looking statements contained in this report speak only as of the date of this report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

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Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Amendment No. 3 to Merger Agreement, dated January 21, 2026.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAYVIEW ACQUISITION CORP

Date: January 22, 2026	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer

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Exhibit 2.1

AMENDMENT NO. 3

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 3 (this “Amendment”) dated as of January 21, 2026, is the third amendment to that certain AGREEMENT AND PLAN OF MERGER (as amended by that certain Amendment No. 1 to the Merger Agreement, dated as of June 26, 2024, and as further amended by that certain Amendment No. 2 to the Merger Agreement, dated as of May 14, 2025, the “Meger Agreement”), dated as of June 7, 2024, by and among (i) Bayview Acquisition Corp, a Cayman Islands exempted company (“SPAC”), (ii) Oabay Inc, a Cayman Islands exempted company (the “Company”), (iii) Oabay Holding Company, a Cayman Islands exempted company (“PubCo”), (iv) Bayview Merger Sub 1 Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), (v) Oabay Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo (“Merger Sub 3”), (vi) Bayview Holding LP and Peace Investment Holdings Limited, each a Delaware limited partnership (collectively, “Sponsor”), and (vii) BLAFC Limited, a business company limited by shares in the British Virgin Islands (“Principal Shareholder”) (collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, pursuant to Section 15.2 of the Merger Agreement, the Merger Agreement may be amended prior to the Acquisition Merger Effective Time only by a duly authorized agreement in writing executed by the SPAC and the Company; and

WHEREAS, the Parties desire to further amend and restate Section 13.1(b) of the Merger Agreement, so that it reads in its entirety as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Amendment of Section 13.1(b). Section 13.1(b) of the Merger Agreement is hereby amended and restated so that it reads in its entirety as follows:

“(b) by either SPAC or the Company if the Acquisition Closing shall not have occurred on or before June 15, 2026 (the “Outside Closing Date”); provided that the right to terminate this Agreement pursuant to this Section 13.1(b) shall not be available to any party whose breach of or failure to perform any provision of this Agreement has been the primary cause of the failure of the Acquisition Closing to be consummated before the Outside Closing Date;”

2.	Merger Agreement Remains in Effect. Except as amended by this Amendment, the Merger Agreement shall remain in full force and effect, in accordance with the terms and conditions thereof.

3.	Miscellaneous. Articles XII and XV of the Merger Agreement are hereby incorporated by reference, mutatis mutandis.

[The remainder of this page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SPAC:

BAYVIEW ACQUISITION CORP

By:	/s/ Xin Wang
Name:	Xin Wang
Title:	CEO

Sponsor:

BAYVIEW HOLDING LP

By:	/s/ Taylor Zhang
Name:	Taylor Zhang
Title:	Manager

PEACE INVESTMENT HOLDINGS LIMITED

By:	/s/ Pengfei Zheng
Name:	Pengfei Zheng
Title:	Director

[Signature Page to Amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PubCo:

OABAY HOLDING COMPANY

By:	/s/ Yuk Man Lau
Name:	Yuk Man Lau
Title:	Director

Merger Sub 1:

BAYVIEW MERGER SUB 1 LIMITED

By:	/s/ Yuk Man Lau
Name:	Yuk Man Lau
Title:	Director

Merger Sub 3:

OABAY MERGER SUB LIMITED

By:	/s/ Yuk Man Lau
Name:	Yuk Man Lau
Title:	Director

[Signature Page to Amendment No. 3 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:

OABAY INC

By:	/s/ Xiaoling Li
Name:	Xiaoling Li
Title:	Director

Principal Shareholder:

BLAFC LIMITED

By:	/s/ Xiaoling Li
Name:	Xiaoling Li
Title:	Director

[Signature Page to Amendment No. 3 to Agreement and Plan of Merger]